05040312

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 202

VP 3-25-05

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| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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| SEC FILE NUMBER |
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| 8-40268 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE Suite 600
(No. and Street)

Washington, District of Columbia 20002-4240
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Gallagher 202-962-4621
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

| 8484 West Park Drive | McLean | VA | 22102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| PROCESSED APR 04 2005 THOMSON FINANCIAL |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-25-05

## OATH OR AFFIRMATION

I, Gerard Maus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

ADINA I. DORCH
Notary Public District of Columbia
My Commission Expires 10/14/09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors of
ICMA-RC Services, LLC

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (a wholly owned subsidiary of the International City Management Association Retirement Corporation) (the Corporation) as of December 31, 2004, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICMA-RC Services, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 18, 2005

# ICMA-RC Services, LLC

## Statement of Financial Condition

December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 169,548 |
| Prepaid fees | 32,417 |
| Other assets | 20,282 |
| Due from related entity | 198,977 |
| Total assets | $ 421,224 |
| | |
| **Members' equity** | |
| Members' equity: | |
| Members' interest | $ 421,224 |
| Total liabilities and members' equity | $ 421,224 |

*See accompanying notes.*

## 1. Organization

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on March 18, 1999 as a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer for mutual funds registered under the Investment Company Act of 1940 or unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (the Corporation).

## 2. Summary of Significant Accounting Policies

### Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

### Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

### Advertising

Advertising costs are expensed as incurred.

### Income Taxes

RC Services is considered a "disregarded entity" for purposes of federal income taxation as a result of filing a consolidated tax return. Therefore, all income earned will be reported by the Corporation as either tax-exempt or taxable unrelated business income.

### Regulatory Requirements

RC Services is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission under Rule 15c3-1. This rule requires a broker-dealer to maintain certain net capital levels (as defined) and prohibits them from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rules.

## 2. Summary of Significant Accounting Policies (continued)

### Regulatory Requirements (continued)

RC Services is exempt from the requirement of the Securities and Exchange Commission Customer Protection Rule, Rule 15c3-3, in that RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of the Rule.

## 3. Related Party Transactions

RC Services has entered into an agreement with the Corporation for certain operational support services, including the marketing, development, and product management of certain products offered by the mutual funds. The mutual funds are managed by Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of the Corporation). The amount reported for these expenses is determined as the cost of direct and allocated expenses incurred by the Corporation on behalf of RC Services.

During 2004, the Corporation allocated expenses of $1,591,791 to RC Services. Intercompany service revenue is also allocated from the Corporation for reimbursement of expenses incurred. Total revenue allocated from the Corporation during 2004 was $2,209,143.

The Corporation also reimburses certain direct expenses such as NASD registration and compliance fees. The amount of reimbursed direct expenses was $617,352 for the year ended 2004 and is included in intercompany service revenue on the Statement of Operations.

Due from related entity of $198,977 represents amounts owed from the Corporation and has no repayment terms.

## 4. Net Capital Requirement

At December 31, 2004, RC Services had net regulatory capital of $189,830, which was $164,830 in excess of its required net capital. RC Services' aggregate indebtedness to net capital ratio was 0 to 1.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2004.